UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 7, 2025

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2025 to 31 March 2025

7 May 2025
Novo Nordisk's sales increased by 19% in Danish kroner and by 18% at constant exchange rates to DKK 78.1 billion in the first three months of 2025

•Operating profit increased by 22% in Danish kroner and by 20% at constant exchange rates (CER) to DKK 38.8 billion.
•Sales in US Operations increased by 20% in Danish kroner (17% at CER). Sales in International Operations increased by 18% in Danish kroner (19% at CER).

•Sales within Diabetes and Obesity care increased by 21% in Danish kroner to DKK 73.5 billion (19% at CER), mainly driven by Obesity care growth of 67% in Danish kroner to DKK 18.4 billion (65% at CER) and GLP-1 diabetes sales growing 13% in Danish kroner (11% at CER) and. Rare disease sales increased by 5% measured in Danish kroner (3% at CER).

•Within R&D, Novo Nordisk completed the REDEFINE 2 trial, where CagriSema demonstrated superior weight loss of 15.7% in adults with obesity or overweight and type 2 diabetes. Novo Nordisk still expects to file for the first regulatory approval of CagriSema during the first quarter of 2026.

•Also within R&D, oral semaglutide 25 mg in obesity was submitted for regulatory review to the US FDA. In addition, once-weekly semaglutide 2.4 mg in MASH was submitted for regulatory approval in both the EU and US, and granted priority review in the US.

•For the 2025 outlook, sales growth is now expected to be 13-21% at CER, and operating profit growth is now expected to be 16-24% at CER. Sales and operating profit growth reported in Danish kroner is now expected to be 3 and 5 percentage points lower than at CER, respectively. The updated sales outlook reflects lower-than-planned penetration of branded GLP-1 treatments in the US, impacted by compounded GLP-1s. Novo Nordisk is focused on preventing unlawful compounding and further expanding access in the US. With around 1 billion people living with obesity globally and only few million on treatment, Novo Nordisk continues the global roll-out of Wegovy®.

PROFIT AND LOSS	Q1 2025	Q1 2024	Growth as reported	Growth at CER*
DKK million
Net sales	78,087	65,349	19%	18%
Operating profit	38,791	31,846	22%	20%

Net profit	29,034	25,407	14%	N/A
Diluted earnings per share (in DKK)	6.53	5.68	15%	N/A
* CER: Constant exchange rates (average 2024).

Lars Fruergaard Jørgensen, president and CEO: "In the first quarter of 2025, we delivered 18% sales growth and continued to expand the reach of our innovative GLP-1 treatments. However, we have reduced our full-year outlook due to lower-than-planned branded GLP-1 penetration, which is impacted by the rapid expansion of compounding in the US. We are actively focused on preventing unlawful and unsafe compounding and on efforts to expand patient access to our GLP-1 treatments. Within R&D, we are pleased to have completed the last pivotal trial for our next-generation obesity treatment, CagriSema, and to have filed for US approval of oral semaglutide 25 mg, with the potential to be the first oral GLP-1 treatment for obesity."

On 7 May 2025 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 2 of 36
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first three months of 2025 (blue indicates first-quarter development)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 37% compared to the first three months of 2024
Adding value to society:
–Medical treatment provided to 43.1 million people living with diabetes and 2.6 million people living with obesity

Being recognised as a sustainable employer: –Share of women in senior leadership positions has increased to 42% from 41% end of March 2024
Innovation and therapeutic focus
Further raise innovation bar for Diabetes treatment:
–Submission of once-weekly IcoSema in Japan
–Development of phase 1 once-weekly oral semaglutide terminated

Develop superior treatment solutions for Obesity:
–CagriSema demonstrated superior weight loss in the REDEFINE 2 trial
–Wegovy® PDS290 multi-dose device variant submitted to the US regulatory authorities
–Oral semaglutide 25 mg for weight management submitted to the US regulatory authorities
–In-licensing of a GLP-1/GIP/Glucagon triple agonist and an oral small molecule inhibitor

Strengthen and progress Rare disease pipeline:
–Sogroya® non-replacement indications trials (main phases) and EU submission successfully completed

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Once-weekly semaglutide 2.4 mg in MASH submitted for regulatory approval in the EU and US, and granted priority review in the US.

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share declined by -0.6 percentage point to 33.3% (MAT)
More than DKK 25 billion* in Obesity care sales by 2025:
–Obesity care sales increased by 65% (CER) to DKK 18.4 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 3% (CER) to DKK 4.6 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 18% (CER) –Operating profit growth of 20% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 9.5 billion
–DKK 36.7 billion returned to shareholders

* on a full-year basis.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 3 of 36
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST THREE MONTHS OF 2025

PROFIT AND LOSS	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024	% change Q1 2025 to Q1 2024 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	78,087	65,349	19%	18%

Gross profit	65,197	55,433	18%	16%
Gross margin	83.5%	84.8%

Sales and distribution costs	(14,892)	(13,256)	12%	10%
Percentage of sales	19.1%	20.3%

Research and development costs	(10,308)	(8,606)	20%	19%
Percentage of sales	13.2%	13.2%

Administrative costs	(1,220)	(1,157)	5%	5%
Percentage of sales	1.6%	1.8%

Other operating income and expenses	14	(568)	N/A	N/A

Operating profit (EBIT)	38,791	31,846	22%	20%
Operating margin	49.7%	48.7%

Financial items (net)	(1,758)	72	N/A	N/A

Profit before income taxes	37,033	31,918	16%	N/A

Income taxes	(7,999)	(6,511)	23%	N/A
Effective tax rate	21.6%	20.4%

Net profit	29,034	25,407	14%	N/A
Net profit margin	37.2%	38.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	3,830	2,914	31%	N/A
Capital expenditure (PP&E)	13,422	8,474	58%	N/A
Net cash generated from operating activities	24,591	14,314	72%	N/A
Free cash flow[1]	9,492	5,020	89%	N/A
EBITDA[1]	42,621	34,760	23%	21%
Adjusted net profit[1]	30,304	26,449	15%	N/A

Total assets	489,162	298,921	64%	N/A
Equity	138,540	98,911	40%	N/A
Equity ratio	28.3%	33.1%

Diluted earnings per share / ADR (in DKK)	6.53	5.68	15%	N/A

Full-time equivalent employees end of period	77,406	66,015	17%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first three months of 2025 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2024 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 4 of 36
COMMERCIAL EXECUTION
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 19% measured in Danish kroner and by 18% at CER to DKK 78,087 million in the first three months of 2025. In US Operations, sales increased by 20% measured in Danish kroner and by 17% at CER. Sales in International Operations increased by 18% measured in Danish kroner and by 19% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications for certain products and geographies.

As of January 2025, North America Operations and International Operations were reorganised and financial reporting has been divided into: US Operations and International Operations. International Operations cover the following Regions: EUCAN (covering Europe and Canada), Emerging Markets (covering mainly Latin America, Middle East, and Africa), APAC (covering Japan, Korea, Oceania and Southeast Asia) and Region China (covering Mainland China, Hong Kong and Taiwan). Please see appendix 8 for a breakdown of sales per area in 2024.

Sales split per geographical area	Sales Q1 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	44,316	20%	17%	53%

International Operations	33,771	18%	19%	47%
- EUCAN	14,765	13%	13%	15%
- Emerging Markets	8,790	21%	24%	15%
- APAC	4,594	24%	25%	8%
- Region China	5,622	25%	22%	9%

Total sales	78,087	19%	18%	100%
US Operations
Sales in US Operations increased by 20% measured in Danish kroner and by 17% at CER. The sales increase reflects Obesity care sales growing by 40% at CER, negatively impacted by compounded GLP-1s, and GLP-1 diabetes sales growing by 10% at CER. Insulin sales are increasing by 13% at CER and Rare disease products growing by 1% at CER.

International Operations
Sales in International Operations increased by 18% measured in Danish kroner and by 19% at CER. Sales growth was driven by Obesity care sales growing by 137% at CER and GLP-1 diabetes sales growing by 13% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales decreased by 1% at CER, also negatively impacted by periodic supply constraints, while Rare disease sales increased by 5% at CER.

EUCAN
Sales in EUCAN increased by 13% in both Danish kroner and at CER. Sales growth was driven by Obesity care growing by 66% at CER. Diabetes care sales increased by 4% at CER, driven by GLP-1 diabetes sales growing by 9% at CER, and insulin sales decreased by 4% at CER. Rare disease sales increased by 1% at CER.

Emerging Markets
Sales in Emerging Markets increased by 21% measured in Danish kroner and by 24% at CER. Sales growth was driven by Obesity care growing by 207% at CER. Diabetes care sales increased by 9% at CER, driven by GLP-1 diabetes sales growing by 16% at CER, and insulin sales increasing by 3% at CER. Rare disease sales decreased by 2% at CER.

APAC
Sales in APAC increased by 24% measured in Danish kroner and by 25% at CER. Sales growth was driven by Obesity care sales increasing by 250% at CER and Diabetes care growing by 5% at CER, reflecting GLP-1 diabetes sales growing 14% at CER. Rare diseases sales increased by 14% at CER.

Region China
Sales in Region China increased by 25% measured in Danish kroner and by 22% at CER. The sales increase at CER was driven by Obesity care sales amounting to DKK 704 million and GLP-1 diabetes sales growing by 26% at CER. Insulin sales were unchanged at CER. Rare disease sales increased by 157% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 5 of 36
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 19% measured in Danish kroner and by 18% at CER in the first three months of 2025, driven by Obesity care sales growth of 65% (CER) and Diabetes care sales growth of 8% (CER). Rare disease sales increased by 3% (CER).

Sales split per therapy	Sales Q1 2025 DKK million	Sales Q1 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	33,879	29,969	13%	11%	28%
- Ozempic®	32,721	27,810	18%	15%	37%
- Victoza®	1,158	2,159	(46%)	(46%)	(9%)
Rybelsus®	5,695	5,013	14%	13%	6%

Total GLP-1	39,574	34,982	13%	11%	34%

Long-acting insulin[1]	5,388	5,165	4%	3%	2%

Premix insulin[2]	2,813	2,968	(5%)	(7%)	(2%)

Fast-acting insulin[3]	5,052	4,487	13%	10%	4%

Human insulin	1,744	1,745	0%	2%	0%

Total insulin	14,997	14,365	4%	3%	4%

Other Diabetes care[4]	473	583	(19%)	(20%)	(1%)

Total Diabetes care	55,044	49,930	10%	8%	37%

Wegovy®	17,360	9,377	85%	83%	67%
Saxenda®	1,064	1,658	(36%)	(35%)	(5%)

Total Obesity care	18,424	11,035	67%	65%	62%

Diabetes and Obesity care total	73,468	60,965	21%	19%	99%

Rare disease segment
Rare blood disorders[5]	2,921	2,888	1%	(1%)	0%

Rare endocrine disorders[6]	1,312	1,113	18%	14%	1%

Other Rare disease[7]	386	383	1%	1%	0%

Rare disease total	4,619	4,384	5%	3%	1%

Total sales	78,087	65,349	19%	18%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 6 of 36
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 10% measured in Danish kroner and by 8% at CER to DKK 55,044 million driven by growth of GLP-1-based products and insulins. Novo Nordisk's global diabetes value market share decreased by 0.6% percentage point over the last 12 months to 33.3%. The market share development was driven by market share losses in US Operations and International Operations. In IO countries, tirzepatide is categorised under GLP-1 diabetes only in IQVIA data, despite having indications for Diabetes and Obesity in most launched countries. Novo Nordisk has a strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2024 and February 2025 provided by the independent data provider IQVIA. EUCAN covers Europe and Canada, Emerging Markets covers mainly Latin America, Middle East, and Africa. APAC covers Japan, Korea, Oceania and Southeast Asia, and Region China covers Mainland China, Hong Kong, and Taiwan.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2025 DKK million	Growth at CER
	2025	2024

Global	33.3%	33.9%	55,044	8%
US Operations	34.5%	34.8%	30,286	10%
International Operations	29.5%	30.8%	24,758	6%
- EUCAN *	34.2%	35.9%	10,345	4%
- Emerging Markets **	26.2%	28.5%	6,428	9%
- APAC ***	18.3%	18.7%	3,179	5%
- Region China ****	31.9%	32.8%	4,806	6%

Source: IQVIA, February 2025 data. *Data for EUCAN available for 24 European markets and Canada representing approximately 99% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for ten markets representing approximately 74% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for four markets representing approximately 76% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 13% measured in Danish kroner and by 11% at CER to DKK 39,574 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.8% compared with 6.2% 12 months ago. It is possible for a patient to have a prescription for more than one diabetes treatment. Novo Nordisk is the global market leader in the diabetes GLP-1 segment with a 54.0% value market share.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	February	February	Sales Q1 2025 DKK million	Growth at CER
	2025	2024

Global	54.0%	55.3%	39,574	11%
US Operations	52.3%	52.5%	25,552	10%
International Operations	65.4%	74.6%	14,022	13%
- EUCAN *	67.4%	74.0%	7,070	9%
- Emerging Markets **	54.4%	74.0%	3,446	16%
- APAC ***	61.8%	76.3%	1,705	14%
- Region China ****	80.9%	77.7%	1,801	26%

Source: IQVIA, February 2025 data. Data for EUCAN available for 24 European markets and Canada representing approximately 99% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for ten markets representing approximately 74% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for four markets representing approximately 76% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 7 of 36
Ozempic® sales increased by 18% measured in Danish kroner and by 15% at CER to DKK 32,721 million. Sales growth was driven by both US Operations and International Operations.

Rybelsus® sales increased by 14% measured in Danish kroner and by 13% at CER to DKK 5,695 million. Sales growth was driven by EUCAN and APAC.

Victoza® sales decreased by 46% in both Danish kroner and CER to DKK 1,158 million. The decline was driven by the GLP-1 diabetes market moving towards once-weekly treatments in both US Operations and International Operations.

US Operations
Sales of GLP-1 Diabetes care products in US Operations increased by 14% measured in Danish kroner and by 10% at CER. The sales increase was mainly driven by continued uptake of Ozempic®, partially countered by Victoza®. Novo Nordisk is the market leader with a 52.3% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 18.4% compared with 16.2% 12 months ago.

Sales growth in the US Operations was mainly driven by a prescription volume growth of the GLP-1 class above 15% in the first quarter of 2025 compared with the first quarter of 2024. Novo Nordisk is the market leader, with 50.4% measured by total monthly prescriptions. New-to-brand prescriptions amount to 44.9% for Novo Nordisk.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 12% measured in Danish kroner and by 13% at CER, driven by all Regions. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.7% compared with 4.3% 12 months ago. Novo Nordisk is the market leader with a value market share of 65.4% compared with 74.6% 12 months ago.

EUCAN
Sales of GLP-1 Diabetes care products in EUCAN increased by 8% measured in Danish kroner and by 9% at CER. The sales growth mainly reflects the uptake of Rybelsus®. The estimated GLP-1 share of total diabetes prescriptions has increased to 9.0% compared with 8.3% 12 months ago. Novo Nordisk is the market leader in EUCAN with a value market share of 67.4%.

Emerging Markets
Sales of GLP-1 Diabetes care products in Emerging Markets increased by 11% measured in Danish kroner and by 16% at CER. The sales growth reflects increased sales of Ozempic® as well as higher sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.5% compared with 1.9% 12 months ago. Novo Nordisk is the market leader in Emerging markets with a value market share of 54.4%.

APAC
Sales of GLP-1 Diabetes care products in APAC increased by 15% measured in Danish kroner and by 14% at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.6% compared with 2.2% 12 months ago. Novo Nordisk is the market leader with a value market share of 61.8%.

Region China
Sales of GLP-1 Diabetes care products in Region China increased by 28% measured in Danish kroner and by 26% at CER. The sales growth mainly reflects the uptake of Ozempic®, partially countered by lower sales of Victoza®. The GLP-1 share of total diabetes prescriptions has decreased to 3.2% compared with 3.6% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 80.9%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 8 of 36
Insulin
Sales of insulin increased by 4% measured in Danish kroner and by 3% at CER to DKK 14,997 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2025 DKK million	Growth at CER
	2025	2024

Global	43.5%	45.1%	14,997	3%
US Operations	31.0%	36.0%	4,693	13%
International Operations	47.0%	47.9%	10,304	(1%)
- EUCAN *	45.5%	45.5%	3,143	(4%)
- Emerging Markets **	51.2%	52.1%	2,911	3%
- APAC ***	54.6%	57.0%	1,404	(3%)
- Region China ****	40.7%	40.6%	2,846	0%

Source: IQVIA, February 2025 data. Data for EUCAN available for 24 European markets and Canada representing approximately 99% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for ten markets representing approximately 74% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for four markets representing approximately 76% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan.

US Operations
Sales of insulin in US Operations increased by 17% measured in Danish kroner and by 13% at CER. The sales increase in US Operations was impacted by phasing of rebates in 2024 as well as channel and payer mix, partially countered by a decline in volume. Novo Nordisk has a volume market share of 31.0% of the total US insulin market.

International Operations
Sales of insulin in International Operations remained unchanged in Danish kroner and decreased by 1% at CER. The sales decrease at CER was mainly driven by EUCAN. Novo Nordisk has a volume market share of 47.0% of the total insulin market in International Operations.

EUCAN
Sales of insulin in EUCAN decreased by 4% in both Danish kroner and CER. The sales decrease at CER was mainly driven by long-acting insulin, fast-acting insulin and human insulin. Novo Nordisk has a volume market share of 45.5% of the total insulin market.

Emerging Markets
Sales of insulin in Emerging Markets increased by 4% measured in Danish kroner and by 3% at CER. The sales increase at CER was mainly driven by human insulin and long-acting insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 51.2% of the total insulin market.

APAC
Sales of insulin in APAC decreased by 4% measured in Danish kroner and by 3% at CER. The sales decrease at CER was mainly driven by premix insulin and long-acting insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 54.6% of the total insulin market.

Region China
Sales of insulin in Region China increased by 2% measured in Danish kroner, and remained unchanged at CER. The unchanged increase at CER was mainly driven by increased sales of long-acting insulin, countered by fast-acting and premix insulin. Novo Nordisk has a volume market share of 40.7% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 9 of 36
Obesity care
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 67% measured in Danish kroner and by 65% at CER to DKK 18,424 million. Sales growth was driven by both US Operations and International Operations. The volume growth of the global branded obesity market was 135%. Novo Nordisk is the global market leader with a branded volume market share of 68.7%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	February	Sales Q1 2025 DKK million	Growth at CER
	2025

Global	135%	18,424	65%
US Operations	160%	11,939	40%
International Operations	101%	6,485	137%
- EUCAN *	81%	3,175	66%
- Emerging Markets **	124%	1,660	207%
- APAC ***	231%	946	250%
- Region China ****	N/A	704	—%

Source: IQVIA, February 2025 data. *Data for EUCAN available for 18 European markets and Canada representing approximately 100% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 7 markets representing approximately 74% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for 3 market representing approximately 62% of Novo Nordisk’s Obesity care sales in the area. **** Branded obesity market data for mainland China, excluding Hong Kong and Taiwan , is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Wegovy® sales increased by 85% measured in Danish kroner and by 83% at CER to DKK 17,360 million. Sales of Saxenda® decreased by 36% measured in Danish kroner and by 35% at CER to DKK 1,064 million as the obesity care market is moving towards once-weekly treatments.

US Operations
Sales of Obesity care products in US Operations increased by 45% measured in Danish kroner and by 40% at CER to DKK 11,939 million. Sales of Wegovy® increased by 44% measured in Danish kroner and by 39% at CER to DKK 11,854 million, driven by increased volumes, which were negatively impacted by wholesaler inventory movements. This was partially countered by lower realised prices. In the US, Wegovy® has around 200,000 weekly prescriptions, and the volume growth of the branded obesity market in the US was 160%. The volume of compounded GLP-1s in the US is estimated to have impacted the uptake of Wegovy® prescriptions as well as the growth of the branded obesity market during first quarter of 2025.

In February 2025, the US FDA removed semaglutide injectables from the FDA drug shortage list and subsequently communicated that shortage-based (bulk) compounding of semaglutide would no longer be allowed, following a period of enforcement discretion. In April, a US federal court denied a motion for preliminary injunction filed by compounding-related organisations, thereby ending the period of enforcement discretion for 503A compounding pharmacies, effective 24 April. The period of enforcement discretion for 503B outsourcing facilities will end on 22 May and Novo Nordisk is actively focused on preventing unlawful and unsafe compounding.

Novo Nordisk continues to work on expanding channels and access to Wegovy® in the US. In March, NovoCare® Pharmacy was introduced to provide direct-to-patient delivery for cash-paying patients and in April 2025, Novo Nordisk further expanded access to Wegovy® for cash-paying patients via collaborations with three telehealth organisations. Lastly, in May 2025, CVS announced that Wegovy® will be the only GLP-1 medicine covered for obesity on its national template formulary.

International Operations
Sales of Obesity care products in International Operations increased by 131% measured in Danish kroner and by 137% at CER to DKK 6,485 million. Sales of Wegovy® increased by 381% measured in Danish kroner and by 392% at CER to DKK 5,506 million. Wegovy® has now been launched in around 25 countries in International Operations. This was partially countered by sales of Saxenda® in International Operations decreased by 41% measured in Danish kroner and by 40% at CER to DKK 979 million. The volume growth of the branded obesity market in International Operations was 101%.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 10 of 36

EUCAN
Sales of Obesity care products in EUCAN increased by 65% measured in Danish kroner and by 66% at CER to DKK 3,175 million driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in EUCAN was 81%.

Emerging Markets
Sales of Obesity care products in Emerging Markets increased by 185% measured in Danish kroner and by 207% at CER to DKK 1,660 million driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in Emerging Markets was 124%.

APAC
Sales of Obesity care products in APAC increased by 242% measured in Danish kroner and by 250% at CER to DKK 946 million, driven by uptake of Wegovy®, partially countered by declining Saxenda® sales. The volume of the branded obesity market in APAC increased by 231%.

Region China
Sales of Obesity care products in Region China amounted to DKK 704 million, driven by the launch of Wegovy®.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 11 of 36

Rare disease, sales development
Rare disease sales increased by 5% measured in Danish kroner and by 3% at CER to DKK 4,619 million. Sales of rare endocrine disorder products increased by 18% measured in Danish kroner and by 14% at CER to DKK 1,312 million. Sales of rare blood disorder products increased by 1% measured in Danish kroner and decreased by 1% at CER to DKK 2,921 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales Q1 2025 DKK million	Growth at CER

Global	4,619	3%
US Operations	2,091	1%
International Operations	2,528	5%
- EUCAN	1,245	1%
- Emerging Markets	702	(2%)
- APAC	469	14%
- Region China	112	157%

US Operations
Rare disease sales in US Operations increased by 4% measured in Danish kroner and by 1% at CER. The sales increase was driven by rare blood disorder products which increased by 7% measured in Danish kroner and by 4% at CER, mainly driven by increased NovoSeven® and haemophilia B sales. This is partially countered by Rare endocrine disorder products decreasing by 2% measured in Danish kroner and by 5% at CER, mainly driven by Norditropin®.

International Operations
Rare disease sales in International Operations increased by 6% measured in Danish kroner and by 5% at CER. Rare endocrine disorder products increased by 55% measured in Danish kroner and by 51% at CER, driven by Norditropin® due to improvement in manufacturing output as well as Sogroya® launch uptake. Sales of rare blood disorder products decreased by 3% measured in Danish kroner and by 4% at CER, driven by lower sales of NovoSeven®.

EUCAN
Rare disease sales increased by 1% in both Danish kroner and at CER. Rare endocrine disorder products increased by 6% in both Danish kroner and at CER. Sales of rare blood disorder products decreased by 2% in both Danish kroner and CER, mainly driven by lower NovoSeven® sales.

Emerging Markets
Rare disease sales increased by 2% measured in Danish kroner and decreased by 2% at CER. Rare endocrine disorder products increased by 405% measured in Danish kroner and by 366% at CER, mainly related to Norditropin® due to improvement in manufacturing output. Sales of rare blood disorder products decreased by 20% measured in Danish kroner and by 22% at CER, driven by lower NovoSeven® and haemophilia A sales, partially countered by haemophilia B sales.

APAC
Rare disease sales increased by 14% in both Danish kroner and at CER. Sales of rare endocrine disorder products increased by 30% measured in Danish kroner and by 29% at CER. Sales of rare blood disorder products increased by 7% in both Danish kroner and at CER, driven by higher sales of NovoSeven®.

Region China
Rare disease sales increased by 167% measured in Danish kroner and by 157% at CER. This is driven by rare blood disorders which increased by 194% measured in Danish kroner and by 186% at CER, mainly due to by increased haemophilia A sales.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 12 of 36
FINANCIALS
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 30% measured in Danish kroner and by 27% at CER to DKK 12,890 million, resulting in a gross margin of 83.5%, measured in Danish kroner, compared with 84.8% in the first quarter of 2024. The decline in gross margin mainly reflects amortisations and depreciations related to Catalent as well as costs related to ongoing capacity expansions. This is partially countered by a positive product mix driven by increased sales of GLP-1-based treatments.

Sales and distribution costs increased by 12% measured in Danish kroner and by 10% at CER to DKK 14,892 million. The increase in costs is driven by both US Operations and International Operations. In US Operations, the cost increase is mainly driven by promotional activities related to Wegovy® and Ozempic®. In International Operations, the increase is mainly related to Wegovy® launch and promotional activities. Sales and distribution costs amounted to 19.1% as a percentage of sales.

Research and development costs increased by 20% measured in Danish kroner and by 19% at CER to DKK 10,308 million, mainly driven by Obesity care and reflecting increased late-stage clinical trial activity as well as increased early research activities. Research and development costs amounted to 13.2% as a percentage of sales.

Administration costs increased by 5% in both Danish kroner and at CER to DKK 1,220 million. Administration costs amounted to 1.6% as a percentage of sales.

Other operating income and expenses (net) showed a gain of DKK 14 million compared to a loss of DKK 568 million in 2024. This is driven by an impairment of a partnership agreement in the first quarter of 2024 of a company previously acquired by Novo Nordisk.

Operating profit increased by 22% measured in Danish kroner and by 20% at CER to DKK 38,791 million. EBITDA increased by 23% measured in Danish kroner and by 21% at CER.

Financial items (net) showed a net loss of DKK 1,758 million, compared with a net gain of DKK 72 million in the first quarter of 2024. This primarily reflects losses on hedged currencies, mainly related to the US dollar, and financing costs related to the funding of the Catalent transaction.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 1,325 million compared with a net loss of DKK 76 million in the first quarter of 2024.

As per the end of March 2025, a positive market value of financial contracts of approximately DKK 0.4 billion has been deferred for recognition in 2025 and 2026.

The effective tax rate was 21.6% in the first three months of 2025, compared with an effective tax rate of 20.4% in the first three months of 2024.

Net profit increased by 14% to DKK 29,034 million and diluted earnings per share increased by 15% to DKK 6.53.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 13 of 36
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW IN THE FIRST THREE MONTHS OF 2025 AND CAPITAL EXPENDITURE
Free cash flow in the first three months of 2025 was DKK 9.5 billion compared to DKK 5.0 billion in the first three months of 2024. Free cash flow is reflecting higher net cash generated from operating activities, partially countered by increased capital expenditure.

Capital expenditure for property, plant and equipment was DKK 13.4 billion compared with DKK 8.5 billion in 2024, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditure related to intangible assets was DKK 1.2 billion in the first three months of 2025 compared with DKK 0.5 billion in 2024, reflecting business development activities.

EQUITY
Total equity was DKK 138,540 million at the end of March 2025, equivalent to 28.3% of total assets, compared with 33.1% at the end of March 2024. Please refer to appendix 5 for further elaboration of changes in equity.

Treasury shares
As disclosed in the Q4 2024 Company Announcement, Novo Nordisk owned as of 3 February 2025 a total of 25,947,151 B shares of DKK 0.10 as treasury shares. Transactions related to Novo Nordisk's employee share programmes including incentive programmes have resulted in a net transfer from Novo Nordisk of 4,323,469 B shares of DKK 0.10 in the period 4 February 2025 to 6 May 2025. With the transactions stated above, Novo Nordisk now owns a total of 21,623,682 B shares of DKK 0.10 as treasury shares, corresponding to 0.5% of the share capital. The total amount of A and B shares of DKK 0.10 in the company is 4,465,000,000 including treasury shares.

Novo Nordisk’s capital allocation principles focus on attractive internal growth investments, including the significant supply chain expansion, and a dividend pay-out ratio around 50% of net profit. Following the step-up in CAPEX investments in 2025, Novo Nordisk is not conducting a share buyback programme. An authorisation to the Board of Directors to buy back shares was, however, in line with previous years, adopted by the Annual General Meeting on 27 March 2025, should the initiation of a share buyback programme later be deemed relevant.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 14 of 36
OUTLOOK
The current expectations for 2025 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 7 May 2025	Expectations 5 February 2025

Sales growth
at CER	13% to 21%	16% to 24%
as reported	Around 3 percentage points lower than at CER	Around 3 percentage points higher than at CER

Operating profit growth
at CER	16% to 24%	19% to 27%
as reported	Around 5 percentage points lower than at CER	Around 5 percentage points higher than at CER

Financial items (net)	Gain of around 0.9 bDKK	Loss of around 9 bDKK

Effective tax rate	21% to 23%	21% to 23%

Capital expenditure (PP&E)	Around 65 bDKK	Around 65 bDKK

Depreciation, amortisation and impairment losses	Around DKK 17 billion	Around DKK 17 billion

Free cash flow (excluding impact from business development)	Between 56 and 66 bDKK	Between 75 and 85 bDKK

Sales growth is now expected to be 13% to 21% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is expected to be 3 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate. The updated sales outlook at CER reflects lower-than-planned penetration of branded GLP-1 treatments in the US, impacted by compounded GLP-1s.

The outlook reflects expectations for sales growth in both US Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for obesity and diabetes. Following the US FDA removal of semaglutide injectables from the FDA drug shortage list, the sales outlook assumes a reduction in patients on compounded GLP-1 treatment during the second half of 2025. Novo Nordisk is focused on preventing unlawful and unsafe compounding and on further expanding access to Wegovy® such as through NovoCare® Pharmacy, collaborations with telehealth organisations as well as the CVS formulary decision, where Wegovy® will be the only GLP-1 medicine covered for obesity on its national template formulary. With around 1 billion people living with obesity globally and only a few million on treatment, the outlook reflects a continued global roll-out of Wegovy® to more markets. The outlook further reflects expected periodic supply constraints and related drug shortage notifications for certain products and geographies.

Operating profit growth is now expected to be 16% to 24% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be 5 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate. The updated expectation for operating profit growth primarily reflects the lower sales growth outlook, partially countered by reduced spending. Novo Nordisk continues to invest in future and current growth drivers within Research, Development, Commercial and Manufacturing. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development and activities as well as investments within GLP-1 Diabetes care. Within Manufacturing, investments are mainly related to ongoing scaling of capacity efforts, and a negative mid-single-digit operating profit growth impact related to the acquisition of the three Catalent manufacturing sites is also included in the guidance.

Novo Nordisk now expects financial items (net) for 2025 to amount to a gain of around DKK 0.9 billion. This is mainly driven by expected gains on hedged currencies, primarily the US dollar, partially offset by interest expenses related to funding of the debt-financed Catalent transaction.

The effective tax rate for 2025 is still expected to be in the range of 21-23%.

Capital expenditure is still expected to be around DKK 65 billion in 2025, reflecting expansion of the global supply chain. The investments will create additional capacity across the supply chain, including manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure to sales ratio is still expected to be low double-digit.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 15 of 36
Depreciation, amortisation and impairment losses are still expected to be around DKK 17 billion and include depreciations and amortisations related to the Catalent transaction.

The free cash flow is now expected to be DKK 56-66 billion reflecting the lower-than-planned sales growth, mainly driven by lower volume growth of GLP-1-based treatments in the US and related gross-to-net cash flow implications.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2025, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs and duties, as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US gross sales. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2025.

FX (average rates)	Q1 2025	Q1 2024	% change	Spot rate 30 April 2025

USD	709	687	3%	656
CNY	97	96	1%	90
JPY	4.65	4.63	0%	4.59
CAD	494	509	(3%)	475
BRL	121	139	(13%)	117

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 6,800 million	12
CNY[2]	DKK 620 million	12
CAD	DKK 460 million	0
BRL	DKK 270 million	0
JPY	DKK 210 million	12

1) As of 30 April 2025.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 16 of 36
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Once-weekly IcoSema submitted for regulatory approval in Japan
In February 2025, Novo Nordisk submitted IcoSema, a once-weekly combination of basal insulin icodec and semaglutide, for regulatory approval in Japan.

Development of phase 1 once-weekly oral semaglutide terminated
In April 2025, Novo Nordisk terminated the development of once-weekly oral semaglutide due to portfolio considerations.

Obesity care
CagriSema demonstrates superior weight loss in adults with obesity or overweight and type 2 diabetes in the REDEFINE 2 trial
In March 2025, Novo Nordisk announced headline results from REDEFINE 2, a 68-week efficacy and safety trial investigating subcutaneous CagriSema (a fixed dose combination of cagrilintide 2.4 mg and semaglutide 2.4 mg) compared to placebo. The REDEFINE 2 trial was based on a flexible protocol, allowing patients to modify their dosing throughout the trial. After 68 weeks, 61.9% of patients treated with CagriSema were on the highest dose. The mean baseline body weight was 102 kg. When evaluating the effects of treatment if all people adhered to treatment, people treated with CagriSema achieved a superior weight loss of 15.7% after 68 weeks. In the trial, CagriSema appeared to have a safe and well-tolerated profile. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915294 (the contents of the company's website do not form a part of this Form 6-K).

Wegovy® PDS290 multi-dose device variant submitted to the US regulatory authorities
In February 2025, Novo Nordisk submitted a Supplemental New Drug Application (sNDA) to the US FDA for PDS290 device variant for Wegovy®. Novo Nordisk expects the regulatory review to be completed around mid-year 2025.

Oral semaglutide 25 mg for weight management submitted to the US regulatory authorities
In February 2025, Novo Nordisk submitted oral semaglutide 25 mg to the US FDA. The submission is based on OASIS 4, a 64-week efficacy and safety trial comparing once-daily oral semaglutide 25 mg to placebo in 307 adults with obesity or overweight with one or more comorbidities. From a baseline bodyweight of 105.9 kg, oral semaglutide 25 mg achieved 16.6% weight loss compared to a 2.7% reduction with placebo in adults with obesity or overweight (if all participants adhered to treatment). In the trial, oral semaglutide 25 mg appeared to have a safe and well-tolerated profile. Novo Nordisk expects the regulatory review to be completed around the turn of the year.

Cardiovascular & Emerging Therapy
Once-weekly semaglutide 2.4 mg in MASH submitted for regulatory approval in the EU and US
In February 2025, Novo Nordisk submitted once-weekly semaglutide 2.4 mg for regulatory approval in the EU and US for the treatment of MASH (F2-F4). The submissions are based on part I of the ESSENCE trial, where, at week 72, 36.8% of people treated with semaglutide 2.4 mg achieved improvement in liver fibrosis with no worsening of steatohepatitis compared to 22.4% on placebo. 62.9% of people treated with semaglutide 2.4 mg achieved resolution of steatohepatitis with no worsening of liver fibrosis compared to 34.3% on placebo. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 2.4 mg trials. In the US, the submission has been granted priority review by the FDA.

Rare disease
Sogroya® non-replacement indications trials (main phases) and EU submission successfully completed
In February 2025, the Sogroya® (once-weekly somapacitan) phase 3a trial, REAL 8, successfully completed the main phase of three sub-studies in children born small for gestational age (SGA), Noonan syndrome (NS) and idiopathic short stature (ISS), respectively. All sub-studies met the primary endpoint of demonstrating non-inferiority in height velocity at week 52 for Sogroya® vs daily Norditropin®. In the trial, Sogroya® appeared to have a safe and well-tolerated profile, consistent with the known safety profile of daily Norditropin®. REAL 8, the fourth sub-study in children with Turner Syndrome (TS) is expected to read out later in 2025. Likewise, in February 2025, the 26-week main phase of the phase 3a trial, REAL 9 in adolescents aged 10-18 years of age in similar indications as REAL 8, was successfully completed. REAL 9 met the primary objective of establishing the safety profile of once-weekly Sogroya®.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 17 of 36
In April 2025, based on above data from REAL 8 and REAL 9, Novo Nordisk has submitted for regulatory approval in the EU, including the three indications SGA, NS and ISS. Submission for approval in the US is expected during the first half of 2025.

Business development
Novo Nordisk announced exclusive license agreement for a GLP-1/GIP/glucagon triple receptor agonist (UBT251)
In March 2025, The United Laboratories International Holdings Limited and Novo Nordisk announced that the parties have entered into an exclusive license agreement for UBT251, a triple agonist of the receptors for GLP-1, GIP, and glucagon in early-stage clinical development for the treatment of obesity, type 2 diabetes and other diseases. Under the license agreement, Novo Nordisk will obtain exclusive worldwide rights (excluding Chinese mainland, Hong Kong, Macau and Taiwan) to develop, manufacture, and commercialise UBT251. United Biotechnology will retain the rights for UBT251 in Chinese mainland, Hong Kong, Macau and Taiwan. United Biotechnology is eligible to receive an upfront payment of USD 200 million and potential milestone payments of up to USD 1.8 billion from Novo Nordisk, as well as tiered royalties on net sales outside of Chinese mainland, Hong Kong, Macau, and Taiwan. For further information, please see the press release here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915958 (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk entered exclusive license agreement with Lexicon Pharmaceuticals for LX9851
In March 2025, Lexicon Pharmaceuticals announced that it had entered into an exclusive license agreement with Novo Nordisk for LX9851, a first-in-class, oral non-incretin pre-clinical candidate in obesity and associated metabolic disorders. Under the terms of the agreement, Novo Nordisk obtains an exclusive, worldwide license to develop, manufacture and commercialise LX9851 in all indications. Lexicon is eligible to receive upfront and near-term milestone payments of up to USD 75 million. In total, Lexicon will be eligible to receive USD 1 billion in upfront and potential development, regulatory and sales milestones payments. Lexicon is also entitled to tiered royalties on net sales of LX9851.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 18 of 36
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Total CO2e emissions	1,000 tonnes CO2e	667	486	37%
- Scope 1 CO2e emissions	1,000 tonnes CO2e	33	19	74%
- Scope 2 CO2e emissions	1,000 tonnes CO2e	17	6	183%
- Scope 3 CO2e emissions[1]	1,000 tonnes CO2e	617	461	34%
Plastic footprint (absolute)[2]	tonnes	15,673	15,076	4%
Plastic footprint per patient[2]	Kg/patient	0.34	0.35	(3%)

1) Figure has been restated from 1,007 in Q1 2024 Company announcement due to updated calculation methodology.
2) Plastic footprint over a 12-month period, calculated as a moving annual total.

Emissions
Novo Nordisk is committed to reaching net zero emissions across scope 1, scope 2 and scope 3 greenhouse gas emissions by 2045. In February 2025, the Science-Based Targets initiative (SBTi) approved Novo Nordisk’s new near-term target of 33% absolute reduction of scope 3 CO2e emissions by 2033 compared to base-year of 2024. The target covers approximately 2/3 of Novo Nordisk’s scope 3 emissions in accordance with SBTi provisions. In addition, Novo Nordisk has a target of zero scope 1 and scope 2 CO2e emissions by 2030.

In the first three months of 2025, scope 1 CO2e emissions increased by 74% compared to the first three months of 2024, mainly due to the acquisition of new production sites and increased consumption of natural gas related hereto.

Scope 2 CO2e emissions increased by 183% compared to the first three months of 2024 primarily due to use of non-renewable electricity at the newly acquired sites, mainly related to Catalent. Novo Nordisk has sourced 100% renewable electricity for production sites since 2020. As of March 2025, the overall share of renewable electricity sourced at Novo Nordisk’s production sites is 86% driven by recent acquisition of new sites without a renewable electricity setup.

Scope 3 CO2e emissions increased by 34% compared to the first three months of 2024 due to an increase in raw material supply and increased investments in capital expenditure for property, plant and equipments.

Plastic target
In 2024, a global target was set to reduce the plastic footprint per patient from Diabetes and Obesity care products by 30% by 2033, compared to a baseline of 0.35 kg per patient in 2024. Due to increased production volumes, the absolute plastic footprint rose by 4%, while the relative footprint per patient decreased by 3%. This reduction was mainly driven by an increase in once-weekly treatments compared to once-daily treatments.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 19 of 36
SOCIAL

SOCIAL PERFORMANCE	Unit	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Patients
Total numbers of patients reached	Estimate in millions[1]	45.7	41.8	9%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	43.1	40.6	6%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	2.6	1.2	117%
Vulnerable patients reached with Diabetes care products[2]	Estimate in millions[1]	8.1	8.8	(8%)
Children reached through the Changing Diabetes® in Children programme	Number of children[3]	68,935	54,092	27%

Sustainable employer
Total number of employees (FTEs)	Number	77,406	66,015	17%
Gender in senior leadership positions[4]	Men:women	58:42	59:41	N/A

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
4) Defined as chief executive officer (CEO), executive vice presidents (EVP), senior vice presidents (SVP), corporate vice presidents (CVP) and vice presidents (VP).

Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity care, was 45.7 million. This is an increase of 3.9 million patients compared to end of March 2024.

By the end of March 2025, the number of vulnerable patients treated with Diabetes care products reached 8.1 million. This is a 8% decline compared to the same period last year, driven by fewer tender sales.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of March 2025, 68,935 children were reached with Diabetes care treatment, an increase of 27% compared to the end of March 2024.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer. At the end of March 2025, 42% of leaders in senior leadership positions were women, compared to 41%, at the end of March 2024. While Novo Nordisk maintains our global aspiration of a minimum 45% representation for each gender by the end of 2025, Novo Nordisk's operations in the U.S. will no longer participate in this global initiative due to evolving legal requirements. We remain committed to non-discrimination and innovation through diverse perspectives, always in compliance with local regulations.

The number of full-time employees at the end of March 2025, increased by 17% compared to 12 months ago. The total number of full-time employees was 77,406. The increase is mainly driven by Product Supply. The acquisition of Catalent account for around 3000 full-time employees compared to 12 months ago.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the safety of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas conflict and Russia's invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 20 of 36
CORPORATE GOVERNANCE
Changes in Executive Management
In April, Novo Nordisk announced changes in Executive Management. After a distinguished career of 28 years with Novo Nordisk, hereof seven years as executive vice president of Commercial Strategy & Corporate Affairs, Camilla Sylvest has decided to leave the company. Consequently, as of 3 April 2025, the following organisational changes were implemented:

Ludovic Helfgott, executive vice president, Rare Disease, assumed the responsibility for Product & Portfolio Strategy, including commercial strategy, medical affairs and business development across all therapy areas. Ludovic joined Novo Nordisk in 2019 as executive vice president and has led the establishment of a strategic Rare Disease portfolio.

Thilde Hummel Bøgebjerg, senior vice president, Product Supply Emerging Technologies, was promoted to executive vice president, Quality, IT & Environmental Affairs. Thilde has been with Novo Nordisk for 18 years and has held various leadership roles with increasing responsibility, mainly within Product Supply and CMC development.

Lastly, Tania Sabroe, executive vice president of People & Organisation, assumed responsibility for Global Communication in addition to her current responsibilities.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 21 of 36
LEGAL MATTERS
Litigation in relation to the FDA drug shortage list
On 21 February 2025, the US FDA removed semaglutide injectables from the FDA drug shortage list. On 24 February 2025, the Outsourcing Facilities Association (“OFA”) and North American Custom Laboratories (“NACL”) filed a lawsuit in Federal
Court in Texas against FDA, challenging FDA’s resolution of the semaglutide injectables shortage. Novo Nordisk Inc. intervened in the litigation to oppose the relief sought by OFA and NACL. On 20 March 2025, OFA and NACL filed a motion for preliminary injunction against FDA in the litigation. Novo Nordisk and FDA opposed the motion. Following the resolution of the shortage, FDA communicated that it would not be taking action against 503A compounding pharmacies and 503B outsourcing facilities for shortage-based semaglutide compounding until after 22 April and 22 May, respectively. FDA subsequently clarified that this period of enforcement discretion would end on each of these dates or on the date the Federal Court in Texas issued a decision on OFA and NACL’s motion for preliminary injunction, whichever is later. On 24 April, the court denied OFA and NACL’s motion for preliminary injunction, thereby ending the period of enforcement discretion for 503A compounding pharmacies. The period of enforcement discretion for 503B outsourcing facilities will end on 22 May.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 22 of 36
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved this financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first three months of 2025. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with the recognition and measurement requirements in the IFRS Accounting Standards as adopted by the EU and the accounting policies are consistent with those applied in the Annual Report 2024.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2024.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 31 March 2025 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 31 March 2025. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 7 May 2025

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 23 of 36
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
6 August 2025	Financial results for the first six months of 2025
15 August 2025 (updated)	Ex-dividend, B shares
5 November 2025	Financial results for the first nine months of 2025
4 February 2026	Financial statement for 2025

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
Statements of targets, future guidance, (transition) plans, objectives or goals for future operations, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
•These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2024, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2024.

None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 24 of 36
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2025	2024				Q1 2025 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2024

Net sales	78,087	85,683	71,311	68,060	65,349	19%

Gross profit	65,197	72,659	60,003	57,786	55,433	18%
Gross margin	83.5%	84.8%	84.1%	84.9%	84.8%

Sales and distribution costs	(14,892)	(18,701)	(15,210)	(14,934)	(13,256)	12%
Percentage of sales	19.1%	21.8%	21.3%	21.9%	20.3%
Research and development costs[1]	(10,308)	(13,802)	(9,488)	(16,166)	(8,606)	20%
Percentage of sales	13.2%	16.1%	13.3%	23.8%	13.2%
Administrative costs	(1,220)	(1,580)	(1,382)	(1,157)	(1,157)	5%
Percentage of sales	1.6%	1.8%	1.9%	1.7%	1.8%
Other operating income and expenses	14	(1,839)	(101)	405	(568)	N/A

Operating profit (EBIT)	38,791	36,737	33,822	25,934	31,846	22%
Operating margin	49.7%	42.9%	47.4%	38.1%	48.7%

Financial income	3,425	3,913	(821)	960	2,146	60%
Financial expenses	(5,183)	(5,093)	1,383	(1,562)	(2,074)	150%
Financial items (net)	(1,758)	(1,180)	562	(602)	72	N/A

Profit before income taxes	37,033	35,557	34,384	25,332	31,918	16%

Income taxes	(7,999)	(7,327)	(7,083)	(5,282)	(6,511)	23%

Net profit	29,034	28,230	27,301	20,050	25,407	14%

Depreciation, amortisation and impairment losses	3,830	5,198	2,150	8,845	2,914	31%
Capital expenditure (PP&E)	13,422	16,101	12,119	10,470	8,474	58%
Net cash flows from operating activities	24,591	12,301	43,850	50,503	14,314	72%
Free cash flow	9,492	(86,467)	30,451	36,289	5,020	89%
EBITDA	42,621	41,935	35,972	34,779	34,760	23%
Adjusted net profit	30,304	30,516	27,797	25,795	26,449	15%

Total assets	489,162	465,795	397,441	369,383	298,921	64%
Total equity	138,540	143,486	120,522	112,522	98,911	40%
Equity ratio	28.3%	30.8%	30.3%	30.5%	33.1%

Full-time equivalent employees end of period	77,406	76,302	71,880	69,260	66,015	17%

Basic earnings per share/ADR (in DKK)	6.54	6.34	6.13	4.50	5.70	15%
Diluted earnings per share/ADR (in DKK)	6.53	6.34	6.12	4.49	5.68	15%
Average number of shares outstanding (million)	4,439.5	4,446.2	4,452.3	4,457.7	4,459.6	0%
Average number of diluted shares outstanding (million)	4,446.4	4,455.5	4,460.5	4,465.4	4,470.5	(1%)

Sales by business segment:
Total GLP-1	39,574	42,173	34,935	37,035	34,982	13%
Long-acting insulin	5,388	5,158	4,035	4,737	5,165	4%
Premix insulin	2,813	2,867	2,518	2,436	2,968	(5%)
Fast-acting insulin	5,052	6,017	4,150	3,868	4,487	13%
Human insulin	1,744	1,845	1,806	1,571	1,745	0%
Total insulin	14,997	15,887	12,509	12,612	14,365	4%
Other Diabetes care	473	512	492	533	583	(19%)
Total Diabetes care	55,044	58,572	47,936	50,180	49,930	10%
Wegovy®	17,360	19,866	17,304	11,659	9,377	85%
Saxenda®	1,064	1,540	1,497	2,245	1,658	(36%)
Total Obesity care	18,424	21,406	18,801	13,904	11,035	67%
Diabetes and Obesity care total	73,468	79,978	66,737	64,084	60,965	21%

Rare blood disorders	2,921	3,398	2,988	2,864	2,888	1%
Rare endocrine disorders	1,312	1,923	1,227	730	1,113	18%
Other Rare disease	386	384	359	382	383	1%
Rare disease total	4,619	5,705	4,574	3,976	4,384	5%

Sales by geographic segment:
US Operations	44,316	52,371	39,847	38,404	36,782	20%
International Operations	33,771	33,312	31,464	29,656	28,567	18%
- EUCAN	14,765	16,418	14,098	13,910	13,119	13%
- Emerging Markets	8,790	7,194	8,323	6,758	7,240	21%
- APAC	4,594	5,376	4,335	4,025	3,702	24%
- Region China	5,622	4,324	4,708	4,963	4,506	25%

Segment operating profit:
Diabetes and Obesity care	38,247	36,044	33,473	26,984	31,218	23%
Rare disease	544	693	349	(1,050)	628	(13%)

1) Research and development costs include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 25 of 36
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2025	Q1 2024

Income statement

Net sales	78,087	65,349
Cost of goods sold	(12,890)	(9,916)

Gross profit	65,197	55,433

Sales and distribution costs	(14,892)	(13,256)
Research and development costs	(10,308)	(8,606)
Administrative costs	(1,220)	(1,157)
Other operating income and expenses	14	(568)

Operating profit	38,791	31,846	31846000000

Financial income	3,425	2,146
Financial expenses	(5,183)	(2,074)

Profit before income taxes	37,033	31,918

Income taxes	(7,999)	(6,511)

NET PROFIT	29,034	25,407	25407000000

Basic earnings per share (DKK)	6.54	5.70
Diluted earnings per share (DKK)	6.53	5.68

Segment Information

Segment sales:
Diabetes and Obesity care	73,468	60,965
Rare disease	4,619	4,384

Segment operating profit:
Diabetes and Obesity care	38,247	31,218
Operating margin	52.1%	51.2%

Rare disease	544	628
Operating margin	11.8%	14.3%

Total segment operating profit	38,791	31,846

Statement of comprehensive income

Net profit	29,034	25,407

Other comprehensive income
Remeasurements of defined benefit obligations	82	(73)

Items that will not be reclassified subsequently to the income statement	82	(73)

Exchange rate adjustments of investments in subsidiaries	(2,519)	425
Cash flow hedges:
Realisation of previously deferred (gains)/losses	1,771	(1,612)
Deferred gains/(losses) on hedges, incurred during the period	4,436	(1,247)
Tax and other items	(1,505)	573

Items that will be reclassified subsequently to the income statement	2,183	(1,861)

Other comprehensive income	2,265	(1,934)
TOTAL COMPREHENSIVE INCOME	31,299	23,473

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 26 of 36
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2025	Q1 2024

Net profit	29,034	25,407

Adjustment for non-cash items:
Income taxes in the income statement	7,999	6,511
Depreciation, amortisation and impairment losses	3,830	2,914
Other non-cash items	2,966	874
Change in working capital	(16,428)	(9,608)
Interest received	694	480
Interest paid	(833)	(140)
Income taxes paid	(2,671)	(12,124)

Net cash flows from operating activities	24,591	14,314

Purchase of intangible assets	(1,164)	(535)
Purchase of property, plant and equipment	(13,422)	(8,474)
Purchase of other financial assets	(115)	(15)
Purchase of marketable securities	—	(1,145)
Sale of marketable securities	8,028	14,125

Net cash flows from investing activities	(6,673)	3,956

Purchase of treasury shares	(1,388)	(2,836)
Dividends declared[1]	(35,274)	(28,557)
Dividends paid after the reporting date	20,244	—
Withheld dividend tax	6,538	5,328
Proceeds from borrowings	27,363	—
Repayment of borrowings	(12,032)	(317)

Net cash flows from financing activities	5,451	(26,382)

Net cash generated from activities	23,369	(8,112)

Cash and cash equivalents at the beginning of the year	15,655	14,392
Exchange gain/(loss) on cash and cash equivalents	(86)	44

Cash and cash equivalents at the end of the period	38,938	6,324

1) On 27 March 2025, a final dividend of DKK 7.90 for each Novo Nordisk A and B share (amounting to DKK 35,274 million) was approved at the Annual General Meeting 2025. Dividend on A shares (DKK 8,492 million) was paid on 28 March 2025 and dividends on B shares (DKK 26,782 million including withheld taxes) was paid in April 2025. Accordingly, dividend on B shares was recognised as a current liability within ‘Other liabilities’ in balance sheet.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 27 of 36
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2025	31 Dec 2024

ASSETS

Intangible assets	109,379	111,090
Property, plant and equipment	172,376	162,488
Investments in associated companies	394	400
Deferred income tax assets	26,275	24,627
Other receivables and prepayments	4,037	4,016
Other financial assets	2,306	2,277

TOTAL NON-CURRENT ASSETS	314,767	304,898

Inventories	42,853	40,849
Trade receivables	69,459	71,949
Tax receivables	2,983	2,853
Other receivables and prepayments	13,924	12,612
Marketable securities	2,612	10,653
Derivative financial instruments	3,626	6,326
Cash at bank	38,938	15,655

TOTAL CURRENT ASSETS	174,395	160,897
TOTAL ASSETS	489,162	465,795

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(2)	(2)
Retained earnings	137,319	144,448
Other reserves	777	(1,406)

TOTAL EQUITY	138,540	143,486

Borrowings	96,310	89,674
Deferred income tax liabilities	8,705	5,426
Retirement benefit obligations	836	903
Other liabilities	21	23
Provisions	8,633	8,755

Total non-current liabilities	114,505	104,781

Borrowings	22,413	13,113
Trade payables	19,576	28,846
Tax payables	15,501	9,716
Other liabilities	58,585	37,993
Derivative financial instruments	2,392	7,531
Provisions	117,650	120,329

Total current liabilities	236,117	217,528

TOTAL LIABILITIES	350,622	322,309

TOTAL EQUITY AND LIABILITIES	489,162	465,795

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 28 of 36
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			29,034		29,034
Other comprehensive income for the period			82	2,183	2,265

Total comprehensive income for the period			29,116	2,183	31,299

Transactions with owners:
Dividends[1]			(35,274)		(35,274)
Share-based payments			453		453
Purchase of treasury shares		0	(1,388)		(1,388)
Tax related to transactions with owners			(36)		(36)

Balance at the end of the period	446	(2)	137,319	777	138,540

1) On 27 March 2025, a final dividend of DKK 7.90 for each Novo Nordisk A and B share (amounting to DKK 35,274 million) was approved at the Annual General Meeting 2025. Dividend on A shares (DKK 8,492 million) was paid on 28 March 2025 and dividends on B shares (DKK 26,782 million including withheld taxes) was paid in April 2025. Accordingly, dividend on B shares was recognised as a current liability within ‘Other liabilities’ in balance sheet.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit			25,407		25,407
Other comprehensive income for the period			(73)	(1,861)	(1,934)

Total comprehensive income for the period			25,334	(1,861)	23,473

Transactions with owners:
Dividends			(28,557)		(28,557)
Share-based payments			368		368
Purchase of treasury shares		0	(2,836)		(2,836)
Tax related to transactions with owners			(98)		(98)

Balance at the end of the period	451	(5)	99,050	(585)	98,911

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Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 29 of 36
APPENDIX 6: SALES SPLIT PER AREA

Q1 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	33,879	23,143	10,736	5,189	2,919	884	1,744
% change at CER	11%	11%	10%	2%	19%	7%	27%
Ozempic®	32,721	22,869	9,852	4,938	2,574	830	1,510
% change at CER	15%	17%	12%	2%	14%	15%	56%
Victoza®	1,158	274	884	251	345	54	234
% change at CER	(46%)	(78%)	(6%)	(1%)	75%	(50%)	(42%)
Rybelsus®	5,695	2,409	3,286	1,881	527	821	57
% change at CER	13%	0%	25%	36%	1%	23%	5%
Total GLP-1	39,574	25,552	14,022	7,070	3,446	1,705	1,801
% change at CER	11%	10%	13%	9%	16%	14%	26%
Long-acting insulin	5,388	1,789	3,599	1,560	865	339	835
% change at CER	3%	4%	3%	(2%)	4%	(6%)	16%
Awiqli®	59	—	59	13	—	2	44
% change at CER	—	—	—	—	—	—	—
Tresiba®	3,577	1,700	1,877	863	520	218	276
% change at CER	27%	78%	2%	1%	6%	(3%)	0%
Xultophy®	1,209	89	1,120	482	88	89	461
% change at CER	7%	(9%)	9%	(1%)	(13%)	(16%)	40%
Levemir®	543	—	543	202	257	30	54
% change at CER	(58%)	(100%)	(15%)	(20%)	6%	3%	(52%)
Premix insulin	2,813	137	2,676	240	543	494	1,399
% change at CER	(7%)	(33%)	(5%)	(10%)	(2%)	(14%)	(2%)
Ryzodeg®	1,432	—	1,432	57	219	299	857
% change at CER	12%	—	12%	24%	31%	(10%)	17%
NovoMix®	1,381	137	1,244	183	324	195	542
% change at CER	(21%)	(33%)	(20%)	(17%)	(17%)	(18%)	(22%)
Fast-acting insulin	5,052	2,433	2,619	1,153	789	290	387
% change at CER	10%	31%	(5%)	(4%)	2%	0%	(19%)
Fiasp®	834	406	428	312	62	54	—
% change at CER	44%	120%	9%	3%	49%	15%	—
NovoRapid®	4,218	2,027	2,191	841	727	236	387
% change at CER	5%	21%	(7%)	(6%)	(1%)	(2%)	(19%)
Human insulin	1,744	334	1,410	190	714	281	225
% change at CER	2%	(9%)	5%	(16%)	6%	20%	6%
Total insulin	14,997	4,693	10,304	3,143	2,911	1,404	2,846
% change at CER	3%	13%	(1%)	(4%)	3%	(3%)	0%
Other Diabetes care[1]	473	41	432	132	71	70	159
% change at CER	(20%)	(33%)	(19%)	(7%)	0%	6%	(37%)
Total Diabetes care	55,044	30,286	24,758	10,345	6,428	3,179	4,806
% change at CER	8%	10%	6%	4%	9%	5%	6%
Wegovy®	17,360	11,854	5,506	2,679	1,288	853	686
% change at CER	83%	39%	392%	150%	—	—	—
Saxenda®	1,064	85	979	496	372	93	18
% change at CER	(35%)	0%	(40%)	(41%)	(24%)	(66%)	(28%)
Total Obesity care	18,424	11,939	6,485	3,175	1,660	946	704
% change at CER	65%	40%	137%	66%	207%	250%	—
Diabetes and Obesity care total	73,468	42,225	31,243	13,520	8,088	4,125	5,510
% change at CER	19%	18%	20%	14%	27%	26%	21%

Rare disease segment
Rare blood disorders[2]	2,921	1,319	1,602	792	466	241	103
% change at CER	(1%)	4%	(4%)	(2%)	(22%)	7%	186%
Haemophilia A	554	91	463	253	72	56	82
% change at CER	(10%)	(52%)	9%	3%	(30%)	(2%)	344%
Haemophilia B	342	142	200	135	21	39	5
% change at CER	27%	64%	10%	2%	—	3%	0%
NovoSeven®	1,879	993	886	384	366	120	16
% change at CER	(5%)	4%	(14%)	(9%)	(22%)	(3%)	25%
Rare endocrine disorders[3]	1,312	714	598	214	192	186	6
% change at CER	14%	(5%)	51%	6%	366%	29%	100%
Other Rare disease[4]	386	58	328	239	44	42	3
% change at CER	1%	17%	(2%)	8%	(33%)	(2%)	(50%)
Rare disease total	4,619	2,091	2,528	1,245	702	469	112
% change at CER	3%	1%	5%	1%	(2%)	14%	157%

Total sales	78,087	44,316	33,771	14,765	8,790	4,594	5,622
% change at CER	18%	17%	19%	13%	24%	25%	22%
% change as reported	19%	20%	18%	13%	21%	24%	25%
Share of growth	100%	53%	47%	15%	15%	8%	9%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 30 of 36
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA, EBITDA at CER, Adjusted net profit and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Net sales	78,087	65,349	19%
Effect of exchange rates	(1,229)	958
Net sales at CER	76,858	66,307	N/A
Net sales previous period	65,349
% increase/(decrease) in constant exchange rates	18%

Operating profit at CER

DKK million	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Operating profit	38,791	31,846	22%
Effect of exchange rates	(630)	748
Operating profit at CER	38,161	32,594	N/A
Operating profit previous period	31,846
% increase/(decrease) in constant exchange rates	20%

EBITDA and EBITDA at CER
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies. 'EBITDA at CER’ means that the effect of changes in exchange rates is excluded by measuring EBITDA (as defined above) at the average exchange rates for the same period prior year.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 31 of 36

EBITDA and EBITDA at CER

DKK million	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Net profit	29,034	25,407	14%
Income taxes	7,999	6,511	23%
Financial income	(3,425)	(2,146)	60%
Financial expenses	5,183	2,074	150%
Operating profit (EBIT)	38,791	31,846	22%
Depreciation, amortisation, impairment losses and reversals	3,830	2,914	31%
EBITDA	42,621	34,760	23%
Effect of exchange rates	(652)	767
EBITDA at CER	41,969	35,527	N/A
EBITDA previous period	34,760
% increase/(decrease) in constant exchange rates	21%

Adjusted net profit
Novo Nordisk defines Adjusted net profit as ’Net profit’ excluding 'impairment losses and reversals on intangible assets', 'amortisations on intangible assets' and the related 'Tax effects of impairment losses and reversals and amortisations of intangible assets'. Adjusted net profit is considered to be relevant information for investors to enhance the comparability as it helps analyse financial performance from core business operations without including the effects of amortisation and impairment losses. These factors can vary substantially between companies and from year to year.

Adjusted net profit

DKK million	Q1 2025	Q1 2024	% change Q1 2025 to Q1 2024

Net profit	29,034	25,407	14%
Impairment losses and reversals on intangible assets	2	757	N/A
Amortisations on intangible assets	1,623	586	177%
Tax effects of impairments and amortisations of intangible assets	(355)	(301)	18%
Adjusted net profit	30,304	26,449	15%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2025	Q1 2024

Net cash generated from operating activities	24,591	14,314
Net cash used in investing activities	(6,673)	3,956
Add-back of net purchase (net sale) of marketable securities	(8,028)	(12,980)
Repayment on lease liabilities	(398)	(270)
Free cash flow	9,492	5,020

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 32 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)
As of January 2025, North America Operations and International Operations were reorganised and the sales split per area was restated to reflect the new organisation consisting of US Operations and International Operations. International Operations cover the following Regions: EUCAN (covering Europe and Canada), Emerging Markets (covering mainly Latin America, Middle East, and Africa), APAC (covering Japan, Korea, Oceania and Southeast Asia) and Region China (covering Mainland China, Hong Kong and Taiwan).

Q1 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	29,969	20,133	9,836	5,158	2,507	823	1,348
Ozempic®	27,810	18,944	8,866	4,904	2,294	716	952
Victoza®	2,159	1,189	970	254	213	107	396
Rybelsus®	5,013	2,336	2,677	1,377	587	658	55
Total GLP-1	34,982	22,469	12,513	6,535	3,094	1,481	1,403
Long-acting insulin	5,165	1,667	3,498	1,600	829	364	705
Awiqli®	—	—	—	—	—	—	—
Tresiba®	2,763	924	1,839	859	480	228	272
Xultophy®	1,123	94	1,029	490	109	107	323
Levemir®	1,279	649	630	251	240	29	110
Premix insulin	2,968	196	2,772	264	529	573	1,406
Ryzodeg®	1,267	—	1,267	45	166	335	721
NovoMix®	1,701	196	1,505	219	363	238	685
Fast-acting insulin	4,487	1,800	2,687	1,194	732	291	470
Fiasp®	567	179	388	302	39	47	—
NovoRapid®	3,920	1,621	2,299	892	693	244	470
Human insulin	1,745	356	1,389	227	717	238	207
Total insulin	14,365	4,019	10,346	3,285	2,807	1,466	2,788
Other Diabetes care[1]	583	58	525	142	69	66	248
Total Diabetes care	49,930	26,546	23,384	9,962	5,970	3,013	4,439
Wegovy®	9,377	8,232	1,145	1,075	69	1	—
Saxenda®	1,658	(2)	1,660	845	514	276	25
Total Obesity care	11,035	8,230	2,805	1,920	583	277	25
Diabetes and Obesity care total	60,965	34,776	26,189	11,882	6,553	3,290	4,464

Rare disease segment
Rare blood disorders[2]	2,888	1,230	1,658	812	585	226	35
Haemophilia A	603	185	418	245	99	56	18
Haemophilia B	262	85	177	132	2	38	5
NovoSeven®	1,952	924	1,028	421	470	125	12
Rare endocrine disorders[3]	1,113	728	385	201	38	143	3
Other Rare disease[4]	383	48	335	224	64	43	4
Rare disease total	4,384	2,006	2,378	1,237	687	412	42

Total sales	65,349	36,782	28,567	13,119	7,240	3,702	4,506
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 33 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

Q2 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	31,117	20,709	10,408	4,963	2,242	975	2,228
Ozempic®	28,875	19,448	9,427	4,664	1,914	866	1,983
Victoza®	2,242	1,261	981	299	328	109	245
Rybelsus®	5,918	2,909	3,009	1,653	535	768	53
Total GLP-1	37,035	23,618	13,417	6,616	2,777	1,743	2,281
Long-acting insulin	4,737	1,384	3,353	1,699	701	329	624
Awiqli®	2	—	2	2	—	—	—
Tresiba®	2,297	547	1,750	925	405	202	218
Xultophy®	1,067	54	1,013	507	78	94	334
Levemir®	1,371	783	588	265	218	33	72
Premix insulin	2,436	63	2,373	261	442	531	1,139
Ryzodeg®	1,163	—	1,163	45	157	306	655
NovoMix®	1,273	63	1,210	216	285	225	484
Fast-acting insulin	3,868	1,204	2,664	1,279	732	312	341
Fiasp®	565	144	421	318	49	54	—
NovoRapid®	3,303	1,060	2,243	961	683	258	341
Human insulin	1,571	286	1,285	220	589	261	215
Total insulin	12,612	2,937	9,675	3,459	2,464	1,433	2,319
Other Diabetes care[1]	533	47	486	137	79	74	196
Total Diabetes care	50,180	26,602	23,578	10,212	5,320	3,250	4,796
Wegovy®	11,659	9,907	1,752	1,648	104	—	—
Saxenda®	2,245	392	1,853	779	701	342	31
Total Obesity care	13,904	10,299	3,605	2,427	805	342	31
Diabetes and Obesity care total	64,084	36,901	27,183	12,639	6,125	3,592	4,827

Rare disease segment
Rare blood disorders[2]	2,864	1,255	1,609	859	402	217	131
Haemophilia A	613	102	511	298	52	45	116
Haemophilia B	361	158	203	153	11	35	4
NovoSeven®	1,802	932	870	404	327	128	11
Rare endocrine disorders[3]	730	196	534	174	192	166	2
Other Rare disease[4]	382	52	330	238	39	50	3
Rare disease total	3,976	1,503	2,473	1,271	633	433	136

Total sales	68,060	38,404	29,656	13,910	6,758	4,025	4,963
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 34 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

Q3 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	29,482	19,797	9,685	4,903	2,014	786	1,982
Ozempic®	29,804	21,074	8,730	4,567	1,645	706	1,812
Victoza®	(322)	(1,277)	955	336	369	80	170
Rybelsus®	5,453	2,434	3,019	1,720	493	763	43
Total GLP-1	34,935	22,231	12,704	6,623	2,507	1,549	2,025
Long-acting insulin	4,035	844	3,191	1,637	636	318	600
Awiqli®	7	—	7	7	—	—	—
Tresiba®	2,110	383	1,727	891	396	205	235
Xultophy®	1,039	57	982	517	63	89	313
Levemir®	879	404	475	222	177	24	52
Premix insulin	2,518	96	2,422	248	532	533	1,109
Ryzodeg®	1,153	—	1,153	44	153	314	642
NovoMix®	1,365	96	1,269	204	379	219	467
Fast-acting insulin	4,150	1,509	2,641	1,170	844	267	360
Fiasp®	394	(5)	399	306	49	44	—
NovoRapid®	3,756	1,514	2,242	864	795	223	360
Human insulin	1,806	378	1,428	213	750	251	214
Total insulin	12,509	2,827	9,682	3,268	2,762	1,369	2,283
Other Diabetes care[1]	492	57	435	135	62	74	164
Total Diabetes care	47,936	25,115	22,821	10,026	5,331	2,992	4,472
Wegovy®	17,304	12,488	4,816	2,211	1,806	633	166
Saxenda®	1,497	89	1,408	609	504	273	22
Total Obesity care	18,801	12,577	6,224	2,820	2,310	906	188
Diabetes and Obesity care total	66,737	37,692	29,045	12,846	7,641	3,898	4,660

Rare disease segment
Rare blood disorders[2]	2,988	1,458	1,530	800	475	209	46
Haemophilia A	568	125	443	269	95	56	23
Haemophilia B	305	93	212	154	14	39	5
NovoSeven®	2,003	1,176	827	363	346	100	18
Rare endocrine disorders[3]	1,227	675	552	220	151	179	2
Other Rare disease[4]	359	22	337	232	56	49	—
Rare disease total	4,574	2,155	2,419	1,252	682	437	48

Total sales	71,311	39,847	31,464	14,098	8,323	4,335	4,708
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 35 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

Q4 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	35,256	25,262	9,994	5,963	1,949	903	1,179
Ozempic®	33,853	24,736	9,117	5,683	1,595	824	1,015
Victoza®	1,403	526	877	280	354	79	164
Rybelsus®	6,917	3,116	3,801	2,033	567	841	360
Total GLP-1	42,173	28,378	13,795	7,996	2,516	1,744	1,539
Long-acting insulin	5,158	1,644	3,514	1,762	637	348	767
Awiqli®	10	—	10	4	—	—	6
Tresiba®	2,735	953	1,782	957	361	211	253
Xultophy®	1,274	76	1,198	554	97	103	444
Levemir®	1,139	615	524	247	179	34	64
Premix insulin	2,867	277	2,590	266	564	630	1,130
Ryzodeg®	1,346	—	1,346	52	151	379	764
NovoMix®	1,521	277	1,244	214	413	251	366
Fast-acting insulin	6,017	3,261	2,756	1,319	803	331	303
Fiasp®	343	(104)	447	343	55	49	—
NovoRapid®	5,674	3,365	2,309	976	748	282	303
Human insulin	1,845	515	1,330	208	689	263	170
Total insulin	15,887	5,697	10,190	3,555	2,693	1,572	2,370
Other Diabetes care[1]	512	50	462	139	67	82	174
Total Diabetes care	58,572	34,125	24,447	11,690	5,276	3,398	4,083
Wegovy®	19,866	15,143	4,723	2,771	698	1,224	30
Saxenda®	1,540	299	1,241	562	476	179	24
Total Obesity care	21,406	15,442	5,964	3,333	1,174	1,403	54
Diabetes and Obesity care total	79,978	49,567	30,411	15,023	6,450	4,801	4,137

Rare disease segment
Rare blood disorders[2]	3,398	1,445	1,953	920	578	304	151
Haemophilia A	670	126	544	300	102	63	79
Haemophilia B	378	150	228	175	11	39	3
NovoSeven®	2,226	1,103	1,123	425	461	168	69
Rare endocrine disorders[3]	1,923	1,322	601	223	130	214	34
Other Rare disease[4]	384	37	347	252	36	57	2
Rare disease total	5,705	2,804	2,901	1,395	744	575	187

Total sales	85,683	52,371	33,312	16,418	7,194	5,376	4,324
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

Financial report for the period 1 January 2025 to 31 March 2025	Page 36 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	125,824	85,901	39,923	20,987	8,712	3,487	6,737
Ozempic®	120,342	84,202	36,140	19,818	7,448	3,112	5,762
Victoza®	5,482	1,699	3,783	1,169	1,264	375	975
Rybelsus®	23,301	10,795	12,506	6,783	2,182	3,030	511
Total GLP-1	149,125	96,696	52,429	27,770	10,894	6,517	7,248
Long-acting insulin	19,095	5,539	13,556	6,698	2,803	1,359	2,696
Awiqli®	19	—	19	13	—	—	6
Tresiba®	9,905	2,807	7,098	3,632	1,642	846	978
Xultophy®	4,503	281	4,222	2,068	347	393	1,414
Levemir®	4,668	2,451	2,217	985	814	120	298
Premix insulin	10,789	632	10,157	1,039	2,067	2,267	4,784
Ryzodeg®	4,929	—	4,929	186	627	1,334	2,782
NovoMix®	5,860	632	5,228	853	1,440	933	2,002
Fast-acting insulin	18,522	7,774	10,748	4,962	3,111	1,201	1,474
Fiasp®	1,869	214	1,655	1,269	192	194	—
NovoRapid®	16,653	7,560	9,093	3,693	2,919	1,007	1,474
Human insulin	6,967	1,535	5,432	868	2,745	1,013	806
Total insulin	55,373	15,480	39,893	13,567	10,726	5,840	9,760
Other Diabetes care[1]	2,120	212	1,908	553	277	296	782
Total Diabetes care	206,618	112,388	94,230	41,890	21,897	12,653	17,790
Wegovy®	58,206	45,770	12,436	7,705	2,677	1,858	196
Saxenda®	6,940	778	6,162	2,795	2,195	1,070	102
Total Obesity care	65,146	46,548	18,598	10,500	4,872	2,928	298
Diabetes and Obesity care total	271,764	158,936	112,828	52,390	26,769	15,581	18,088

Rare disease segment
Rare blood disorders[2]	12,138	5,388	6,750	3,391	2,040	956	363
Haemophilia A	2,454	538	1,916	1,112	348	220	236
Haemophilia B	1,306	486	820	614	38	151	17
NovoSeven®	7,983	4,135	3,848	1,613	1,604	521	110
Rare endocrine disorders[3]	4,993	2,921	2,072	818	511	702	41
Other Rare disease[4]	1,508	159	1,349	946	195	199	9
Rare disease total	18,639	8,468	10,171	5,155	2,746	1,857	413

Total sales	290,403	167,404	122,999	57,545	29,515	17,438	18,501
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 14 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 7, 2025
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer